SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Accountabilities, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00436A200

(CUSIP Number)

Kenneth L. Henderson, Esq.

c/o Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Tri-State Employment Services, Inc. 75-3033600
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,965,100 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,965,100 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,965,100 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14		TYPE OF REPORTING PERSON* CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Robert Cassera
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,965,100 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,965,100 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,965,100 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John P. Messina, Sr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 220,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Peter Ursino
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Maria Ursino
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Thomas Cassera
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 490,600 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 490,600 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,600 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) John Trippiedi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yolanda Trippiedi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,000 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jay H. Schecter
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,000 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jason Scheff
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,317 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 88,317 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,317 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Paul Capozio
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 174,190 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 174,190 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,190 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON* IN

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Linda Capozio
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 174,190 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 174,190 shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,190 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON* IN

This statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on March 16, 2009 jointly by Robert Cassera, an individual (“Cassera”), John P. Messina, Sr., an individual (“Messina”), Thomas Cassera, an individual (“TC”), Peter Ursino and his wife, Maria Ursino, individuals (collectively “Ursino”), John Trippiedi and his wife, Yolanda Trippiedi, individuals (collectively “Trippiedi”), and Tri-State Employment Services, Inc., a Nevada corporation (“Tri-State”), and Amendment No. 1 thereto filed with the SEC on August 25, 2009 jointly by Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, and Jay H. Schecter (“Schecter”), in connection with the ownership of the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Accountabilities, Inc., a Delaware corporation (the “Issuer”) (as so amended, the “Schedule 13D”). In addition to the amended and supplemented information below, this Amendment No. 2 is being filed to include Jason Scheff, an individual (“Scheff”) and Paul Capozio and his wife, Linda Capozio, individuals (collectively “Capozio”). Each of Cassera, Messina, TC, Ursino, Trippiedi, Tri-State, Schecter, Scheff and Capozio are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Explanatory Note: In addition to reporting the transactions and supplying the amended and supplemented information below, this Amendment No. 2 is being filed to correct computational errors included in the Statement on Schedule 13D filed with the SEC on March 16, 2009 and Amendment No. 1 thereto filed with the SEC on August 25, 2009, both of which understate the number of shares of Common Stock beneficially owned by certain of the Reporting Persons at the time of their filing, including Tri-State.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

The business address of Scheff is 160 Broadway, 15th Floor, New York, New York 10038. The principal employment of Scheff is as Vice President of Sales of Tri-State and as a private investor. Scheff is a citizen of the United States of America.

The business address of Capozio is 160 Broadway, 15th Floor, New York, New York 10038. The principal employment of Capozio is as President of Sales of Tri-State and as a private investor. Capozio is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Working capital of Tri-State was used to purchase 9,031,767 shares of Common Stock included on the cover page of this Amendment No. 2. The total amount of the funds used to purchase such shares of Common Stock was $2,162,010.82. In addition, pursuant to a Stock Purchase Agreement, dated November 27, 2006 by and among the Issuer and Tri-State (the “2006 SPA”), Tri-State acquired 1,000,000 shares of Common Stock included on the cover page of this Amendment No. 2 from the Issuer at a purchase price of $0.40 per share. Such shares were purchased by Tri-State for $200,000.00 in cash paid to the Issuer and through the issuance by Tri-State of a non-interest bearing note in favor of the Issuer in the principal amount of $200,000.00, which was paid in full by December 2006. The foregoing description of the 2006 SPA is qualified in its entirety by reference to the 2006 SPA, which is filed as Exhibit 10.17 to Amendment No. 2 to the Registration Statement on Form S-4 of Hyperion Energy Inc., as filed with the SEC on November 27, 2006. Pursuant to an Interim Financing Agreement, dated February 23, 2007 between the Issuer and Tri-State (the “Financing Agreement”), in March 2007 Tri-State acquired 600,000 shares of Common Stock included on the cover page of this Amendment No. 2 in exchange for the extension by Tri-State to the Issuer of a non-interest bearing credit facility in the total amount of $950,000.00 used in connection with the financing of an acquisition by the Issuer. The foregoing description of the Financing Agreement is qualified in its entirety by reference to the Financing Agreement, which is filed as Exhibit 10.16 to Amendment No. 2 to the Registration Statement on Form S-4 of Hyperion Energy Inc., as filed with the SEC on November 27, 2006. Pursuant to a Stock Purchase Agreement, dated March 5, 2008 by and among the Issuer and Tri-State (the “March 2008 SPA”), Tri-State acquired 1,000,000 shares of Common Stock included on the cover page of this Amendment No. 2 from the Issuer at a purchase price of $0.20 per share, for an aggregate purchase price of $200,000.00, which was comprised of $53,502.00 paid to the Issuer by Tri-State in cash, the cancellation of outstanding invoices payable by the Issuer to Tri-State in the amount of $26,498.00, and the cancellation of the balance of outstanding loans payable to Tri-State by the Issuer under the credit facility established under the Financing Agreement in the amount of $120,000.00. The foregoing description of the March 2008 SPA is qualified in its entirety by reference to the March 2008 SPA, which is filed as Exhibit 10.29 to Form 10-12G/A of the Issuer, as filed with the SEC on March 27, 2008. Pursuant to a Stock Purchase Agreement, dated May 15, 2008 by and among the Issuer and Tri-State (the “May 2008 SPA”), Tri-State purchased 1,000,000 shares of Common Stock included on the cover page of this Amendment No. 2 from the Issuer at a purchase price of $0.20 per share, for an aggregate purchase price of $200,000.00, which was paid in the form of a non-interest bearing note (the “Promissory Note”) issued by Tri-State in favor of the Issuer, and which was paid in full by September 30, 2008. The foregoing description of the May 2008 SPA and the Promissory Note is qualified in its entirety by reference to the May 2008 SPA and the Promissory Note, which are filed as Exhibits 10.43 and 10.42, respectively, to the Quarterly Report on Form 10-Q of the Issuer, as filed with the SEC on August 14, 2008. In addition, Tri-State acquired 2,333,333 shares of Common Stock included on the cover page of this Amendment No. 2 pursuant to an Exchange Agreement, dated December 29, 2009, between the Issuer and Tri-State (the “Exchange Agreement”). Tri-State had previously acquired approximately $700,000 of the Issuer’s debt from a private party in exchange for a cash payment and the issuance of a promissory note in favor of such private party. Pursuant to the Exchange Agreement, Tri-State and the Issuer agreed to exchange this debt for Common Stock, through the issuance by the Issuer to Tri-State of 2,333,333 shares of Common Stock at a per share exchange price of $0.30 per share. Upon receipt of the foregoing shares of Common Stock, the Issuer’s debt Tri-State had previously purchased was cancelled. The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, which is filed herewith as Exhibit 2 and is incorporated herein by this reference. Cassera does not own any Common Shares in his own name but is the sole owner of Tri-State and has sole voting and dispositive power over the Common Shares owned by Tri-State.

Personal funds of Messina were used to purchase 200,000 shares of Common Stock included on the cover page of this Amendment No. 2. The total amount of the funds used to purchase such shares of Common Stock was $38,000.00. In addition, as a director of the Issuer, Messina was granted 20,000 shares of restricted Common Stock included on the cover page of this Amendment No. 2 in January 2008. The shares vest in three equal annual installments commencing January 31, 2009.

Personal funds of TC were used to purchase the 490,600 shares of Common Stock referred to on the cover page of this Amendment No. 2. The total amount of the funds used to purchase such shares of Common Stock was $147,796.00.

Personal funds of Scheff were used to purchase the 88,317 shares of Common Stock referred to on the cover page of this Amendment No. 2. The total amount of the funds used to purchase such shares of Common Stock was $35,560.53.

Personal funds of Capozio were used to purchase 24,190 shares of Common Stock included on the cover page of this Amendment No. 2. The total amount of the funds used to purchase such shares of Common Stock was $5,827.60. In addition, Capozio received 150,000 shares of Common Stock included on the cover page of this Amendment No. 2 from a private party in exchange for services provided by Capozio.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)       The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon (i) 23,663,000 shares of Common Stock outstanding as of December 14, 2009, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Form 10-K for the fiscal year ended September 30, 2009, plus (ii) 2,333,333 shares of Common Stock issued pursuant to the Exchange Agreement described above, resulting in a total number of shares of Common Stock outstanding as of the date hereof of 25,996,333 shares of Common Stock. (1) Tri-State beneficially owns an aggregate of 14,965,100 shares of Common Stock, or 57.6% of the outstanding Common Stock of the Issuer, and Cassera currently beneficially owns an aggregate of 14,965,100 shares of Common Stock, or 57.6% of the outstanding Common Stock of the Issuer, which includes the shares owned by Tri-State; (2) Messina beneficially owns an aggregate of 220,000 shares of Common Stock or 0.8% of the outstanding Common Stock of the Issuer; (3) TC beneficially owns an aggregate of 490,600 shares of Common Stock or 1.9% of the outstanding Common Stock of the Issuer; (4) Ursino beneficially owns an aggregate of 30,000 shares of Common Stock or 0.1% of the outstanding Common Stock of the Issuer; (5) Trippiedi beneficially owns an aggregate of 12,000 shares of Common Stock or 0.1% of the outstanding Common Stock of the Issuer; (6) Schecter beneficially owns an aggregate of 20,000 shares of Common Stock or 0.1% of the outstanding Common Stock of the Issuer; (7) Scheff beneficially owns an aggregate of 88,317 shares of Common Stock or 0.3% of the outstanding Common Stock of the Issuer; and (8) Capozio beneficially owns an aggregate of 174,190 shares of Common Stock or 0.7% of the outstanding Common Stock of the Issuer.

All of the foregoing represents an aggregate of 16,000,207 shares of Common Stock and as of the date hereof, 14,965,100 of such shares of Common Stock are owned of record by Tri-

State, which is wholly owned by Cassera, 220,000 of such shares of Common Stock are owned of record by Messina, 490,600 of such shares of Common Stock are owned of record by TC, 30,000 of such shares of Common Stock are owned of record by Ursino, 20,000 of such shares of Common Stock are owned of record by Schecter, 88,317 of such shares of Common Stock are owned of record by Scheff, 174,190 of such shares of Common Stock are owned of record by Capozio, 8,000 of such shares of Common Stock are owned of record by Trippiedi and 4,000 of such shares of Common Stock are owned of record by two accounts of which Trippiedi is custodian created pursuant to the Uniform Gift to Minors Act (“UGMA”) for the benefit of Trippiedi’s two children. Cassera has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all of the shares of Common Stock held by Tri-State reported in this Schedule 13D by reason of his direct ownership and his control of Tri-State.

(b)       Rows (7) through (10) of the cover pages to this Amendment No. 2 set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote and/or to dispose or direct the disposition (including the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days) and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

(c)       The information below describes all transactions in the shares of Common Stock during the past sixty days by the Reporting Persons. Except where otherwise noted, all of such transactions were effected in the open market, by purchases from the Issuer or by private block purchases from existing shareholders.

On December 29, 2009, Tri-State acquired 2,333,333 shares of Common Stock of the Issuer pursuant to the Exchange Agreement. Tri-State had previously acquired approximately $700,000 of the Issuer’s debt from a private party in exchange for a cash payment and the issuance of a promissory note in favor of the private party. Pursuant to the Exchange Agreement, Tri-State and the Issuer agreed to exchange this debt for Common Stock, through the issuance by the Issuer to Tri-State of 2,333,333 shares of Common Stock at a per share exchange price of $0.30 per share. Upon receipt of the foregoing shares of Common Stock, the Issuer’s debt Tri-State had previously purchased was cancelled. The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the Exchange Agreement, which is filed herewith as Exhibit 2 and is incorporated herein by this reference.

Scheff
Date of Transaction	Amount of Securities Involved	Price per Share
11/9/2009	600	$0.45
11/13/2009	400	$0.45
11/19/2009	2,500	$0.45
11/20/2009	10,000	$0.40
11/25/2009	19,817	$0.25

Personal funds of Scheff were used to purchase shares of Common Stock referred to in this Item 5(c).

Capozio
Date of Transaction	Amount of Securities Involved	Price per Share
11/25/2009	890	$0.34

Personal funds of Capozio were used to purchase shares of Common Stock referred to in this Item 5(c).

Other than as described in this Item 5(c), none of the Reporting Persons has effected any transactions in the shares of Common Stock in the past sixty days.

(d)       No person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

Exhibit 2 – Exchange Agreement dated as of December 29, 2009 between the Issuer and Tri-State (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Accountabilities, Inc. as filed with the Securities and Exchange Commission on January 5, 2010)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 12, 2010

TRI-STATE EMPLOYMENT SERVICES, INC.

By:	/s/ Robert Cassera
Name:	Robert Cassera
Title:	President

/s/ Robert Cassera
Robert Cassera

/s/ John P. Messina, Sr.
John P. Messina, Sr.

/s/ Thomas Cassera
Thomas Cassera

/s/ Peter Ursino
Peter Ursino

/s/ Maria Ursino
Maria Ursino

/s/ John Trippiedi
John Trippiedi

/s/ Yolanda Trippiedi
Yolanda Trippiedi

/s/ Jay H. Schecter
Jay H. Schecter

/s/ Jason Scheff
Jason Scheff

/s/ Paul Capozio
Paul Capozio

/s/ Linda Capozio
Linda Capozio

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to 16,000,207 shares of Common Stock of Accountabilities, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on January 12, 2010

TRI-STATE EMPLOYMENT SERVICES, INC.

By:	/s/ Robert Cassera
	Name:	Robert Cassera
	Title:	President

/s/ Robert Cassera
Robert Cassera

/s/ John P. Messina, Sr.
John P. Messina, Sr.

/s/ Thomas Cassera
Thomas Cassera

/s/ Peter Ursino
Peter Ursino

/s/ Maria Ursino
Maria Ursino

/s/ John Trippiedi
John Trippiedi

/s/ Yolanda Trippiedi
Yolanda Trippiedi

/s/ Jay H. Schecter
Jay H. Schecter

/s/ Jason Scheff
Jason Scheff

/s/ Paul Capozio
Paul Capozio

/s/ Linda Capozio
Linda Capozio